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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004

                        Commission File Number 001-15012
                                               ---------

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X         Form 40-F
                                   ---                  ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                            Yes                 No  X
                                ---                ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                            Yes                 No  X
                                ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes                 No  X
                                ---                ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            )
                                                  -----------
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     Hanaro Telecom, Inc. hereby amends its English language translation of a press release on its credit rating dated June 15, 2004, which was filed on Form 6-K with the Securities and Exchange Commission on June 15, 2004, in part as follows:

     As filed on June 15, 2004:

     "Meanwhile, Hanaro plans to increase its funding to the small-to-medium size companies on the strength of its financial stability due to the recapitalization program and its credit rating upgrade.

     As part of this initiative, from July this year, the Company plans to make additional cash loans of KRW 24 billion to its small-to-medium sized business partners in the second half of 2004 by improving its existing settlement system. This includes the increased issuance of corporate promissory notes from KRW 10 million to KRW 50 million."

     Amended:

     "Meanwhile, Hanaro plans to improve its relationship with small-to-medium sized business partners on the strength of its financial stability due to its recapitalization program and credit rating upgrade.

     As part of this initiative, from July this year, the Company plans to substantially increase the percentage of cash settlement for its small-to-medium sized business partners by increasing its threshold for the settlement of accounts payable in corporate promissory notes from KRW 10 million to KRW 50 million. By doing so, the Company expects to increase its cash settlement for small-to-medium sized business partners by approximately KRW 24 billion in the second half of 2004."

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   HANARO TELECOM, INC.



Date: June 17, 2004                By:  /s/ Soon-Yub Samuel Kwon
                                       --------------------------------------
                                       Name:  Soon-Yub Samuel Kwon
                                       Title: Senior Executive Vice President